

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 25, 2016

Patrick J. Jermain
Senior Vice President and Chief Financial Officer
Plexus Corporation
One Plexus Way
Neenah, Wisconsin 54957

> **Re:** **Plexus Corporation**
> **Form 10-K for the fiscal year ended October 3, 2015**
> **Filed November 20, 2015**
> **File No. 001-14423**

Dear Mr. Jermain:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 25

1. While cost of sales is the largest expense line item in your consolidated statements of operations, your discussion and analysis of costs of sales is limited to the context of gross profit and operating income. In this regard, please tell us what consideration you gave to supplementing your disclosure with a discussion and analysis of costs of sales and its components on a stand-alone basis. Specifically, tell us what consideration you gave to including separate quantification and discussion of material changes in significant components of cost of sales.

2. You indicate that, "the largest driver of the decrease in gross margin percentage from fiscal 2014 to fiscal 2015 was a lower net parts contribution margin and lower labor contribution margin, offset by lower fixed costs as a percentage of sales". In this regard, please tell us what consideration you gave to quantifying the impact of the items that you highlighted, as well as the reason for the decrease in such items. In addition, tell us how you considered disclosure of any associated known trends that you reasonably expect will have a material favorable or unfavorable impact on operating income. For guidance, refer to Section III.B of SEC Release No. 33-8350 and Item 303. A. 3. (ii) of Regulation S-K.

Income Taxes, page 28

3. Reference is made to Note 6 - Income Taxes, on page 52, where we note you have generated $139, $106, and $93 million in foreign pre-tax earnings for the 2015, 2014, and 2013 fiscal years, respectively. The disproportionate magnitude of your non-AMER revenues in Note 11 on page 60 to non-AMER pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates by jurisdiction and their importance in understanding AMER and non-AMER contributions to your results of operations. Tell us how you would consider revising MD&A to explain the foregoing issues in future filings. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

4. We note your presentation of Income tax (benefit) expense, as adjusted and effective annual tax rate, as adjusted on page 28. You indicate that you believe that "the non-GAAP presentation of income tax expense (benefit) and effective annual tax rate excluding the impact of the valuation allowance provides additional insight over the comparative reporting periods". In this regard, please tell us and revise your disclosures in future filings to discuss the reasons why these measures provide additional insights to investors that is useful in their assessment of comparative periods. In addition, provide similar disclosures with regard to net income, as adjusted, on page 29. For guidance, refer to Item 10(e)(1)(i)(c) of Regulation S-K.

Reportable segments, page 30

5. With regard to your discussion of operating results for the America's segment, you indicate that continued investments in your new manufacturing facilities as well as costs related to production process constraints in a focus factory for your defense/security/aerospace sector had a material impact on your results. In this regard, in future filings please quantify the impact of the items you identify as having a material impact on your results. In addition, consider revising your future filings and clarify the following for us:
    *   How a continued investment in your new manufacturing facilities impacted operating income negatively. For example, consider disclosing whether the additional costs is related to depreciation, the addition of more personnel or one time charges or repairs, as

such disclosures appears necessary in ascertaining the likelihood that past performance is indicative of future performance.

- The nature of and reasons for the production process constraint in a factory and quantify the additional costs.

6. You indicate that your Asia-Pacific reportable segment was impacted by favorable changes in customer mix and supply chain productivity. In this regard, please revise future filings to quantify each of these items and to clarify the nature of and changes in customer mix. In addition, please discuss the nature of the change in supply chain productivity and how this impacted your results, including whether or not such changes are sustainable. For guidance refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.

7. You indicate that the Europe, Middle East and Africa segment was impacted by an increase in net sales and improved profitability for engineering related services. In this regard, please tell us and revise future filings to discuss the underlying reasons for the increase in profitability related to your engineering services. Also, as requested with the changes in your supply chain productivity related to the Asia-Pacific segment, tell us and consider revising your filing to discuss the sustainability of the profitability related to your engineering services or whether such changes relate to one-time items. For guidance refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 31

8. Based on your contractual obligations table, on page 34, it appears that you have a significant amount of debt maturing during 2018. In this regard, we note that 86.2% of your cash is held overseas. Therefore, please clarify for us how you plan on satisfying your maturing debt obligations. In addition, tell us how you considered maturing debt obligations in your determination that foreign earnings are permanently reinvested. For guidance, refer to Section IV of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 37

Notes to Consolidated Financial Statements, page 43

Note 6. Income Taxes, page 52

9. We note that the effective income tax rate table, on page 53, and the deferred tax asset table, on page 54, includes an "other" line item. Please tell us the amount and nature of the items, if any, netted within the "other" line items included in each table.

Note 11. Reportable Segments, Geographic Information and Major Customers, page 60

10. Please tell us what consideration you gave to presenting revenues by Product Realization Value Stream and Aftermarket services as contemplated by the entity-wide disclosures in ASC 280-10-50-40. In particular, it appears that this information may be necessary in understanding the type of products and services you provide and the impact such have on your overall operating results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services